

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 6, 2015

Bill Belitsky, Esq.
Paul Hastings LLP
75 East 55th Street
New York, New York 10022

Re: Morgan Stanley Global Investment Solutions – International Uncommon Value Trust, 2015 Series; File No. 333-207358

Dear Mr. Belitsky:

On October 9, 2015, you filed a registration statement on Form S-6 (the "Registration Statement") for Morgan Stanley Global Investment Solutions – International Uncommon Value Trust, 2015 Series (the "Fund"). We have reviewed the Registration Statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

GENERAL

1. As the Fund's name includes the term "international," please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See *Investment Company Names*, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly *(e.g.*, at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. Please explain the test that the Fund proposes to use when determining that an issuer is located in a particular country/region.

PROSPECTUS

Investment Concept and Selection Process

Page 2

2. The disclosure states that the Trust generally consists of stocks with market capitalization exceeding $1 billion. Please explain whether the Fund's investment strategy will focus on issuers within a particular market capitalization range. Please include corresponding risk factors if the Fund's principal strategy includes investing in small and mid-capitalization companies.

Principal Risk Factors

Page 3

3.   The disclosure indicates the Fund will invest significantly in one or more sectors. Please identify the sectors and refer to the "*Risk Factors*" section where an investor can find additional disclosure regarding risks associated with such sectors.

Risk Factors

Page 15

4.   The section states that the Fund's portfolio will invest significantly in securities issued by financial companies. Please confirm that these investments do not include any passive foreign investment companies. We may have additional comments.

Redemption

Page 22

5.   Please explain that the Fund will not offer in-kind redemptions because its portfolio will consist primarily of foreign securities. Briefly explain why in-kind redemptions under the circumstances are not possible and/or practical.

GENERAL COMMENTS

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

8.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and the sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending Registration Statement, they should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6908.

Sincerely,

/s/ Asen Parachkevov

Asen Parachkevov
Attorney Adviser